                                                                   EXHIBIT 99(b)


                           WENDY'S INTERNATIONAL, INC.
                      ANNOUNCES UP TO $150 MILLION INCREASE
                           IN SHARE REPURCHASE PROGRAM

         DUBLIN, Ohio (Aug. 18, 1998) - Wendy's International, Inc. (NYSE: WEN) today announced an increase in its share repurchase program by up to an additional $150 million of its outstanding common shares over the next two years. This is in addition to the program announced in February to repurchase up to $200 million of Wendy's shares as part of an integrated set of strategic initiatives.

         "We expect to fund the additional $150 million of share repurchases by redeploying assets that are earning less than our cost of capital, such as notes receivable from franchisees, certain properties leased to franchisees, certain restaurants that will be refranchised and excess cash," said Chief Financial Officer Frederick R. Reed. "Furthermore, we intend to purchase shares after the $150 million addition is completed to offset dilution from employee stock options."

         Through the end of the second quarter, Wendy's had repurchased 5.6 million of its shares for $132 million. At the end of the second quarter the company had $117 million of cash and cash equivalents.

         "We aggressively purchased shares in the first half of the year and we believe that Wendy's current share price is attractive," said Chairman, CEO and President Gordon F. Teter. "The announcement to expand the repurchase program represents a continuation of our strategic initiatives intended to improve shareholder value and we are pleased that we have made excellent progress on the initiatives to date." The strategic initiatives include:

o Closing 64 underperforming Wendy's units (written down in the 1997 fourth quarter). Thus far 60 have been closed.
o Refranchising of about 160 Wendy's units, many of which were producing returns below the system average. At the end of the second quarter, 117 units had been sold to franchisees, and the remaining transactions are expected to be completed in the third quarter. Pretax gains realized during 1998 as a result of refranchising restaurants are expected to be less than $15 million, as compared to $81 million in 1997.
o Improving returns on the remaining company operated Wendy's restaurants by focusing on margin improvements. Salad bars have been removed from most company units, and a number of other projects are under way that will also reduce costs and improve margins.
o Accelerating new restaurant development. The company plans to increase systemwide development by 15% next year.
o Repurchasing shares. The February announcement specified a repurchase of up to $200 million of Wendy's common shares using available cash.

         Teter stressed that the company intends to continue its long-term strategies of focusing on restaurant operations, aggressive but responsible growth, balanced marketing and maintaining a performance driven culture. "This strategy has produced the best top-line sales growth in the industry," he said.

         Wendy's strong sales performance has continued in the third quarter. Average unit volumes for domestic company operated Wendy's restaurants were up more than 8% compared to last year. The average unit volume comparison was favorably impacted by the closing and refranchising of company operated stores. Same-store sales for domestic company operated Wendy's restaurants were up 3.2% for the month of July. Same-store sales at Tim Hortons' restaurants in Canada were up 10.7% in July.

         The Company's long-term goal is to deliver core EPS growth in the low- to mid-teens.

         Wendy's International, Inc. is one of the world's largest restaurant operating and franchising companies with $6.0 billion in systemwide sales in 1997. Wendy's Old Fashioned Hamburgers, founded by Dave Thomas in 1969, is the third largest quick-service hamburger restaurant chain in the world, with 5,207 units in 34 countries and territories. The Company also owns Tim Hortons, the largest coffee and donut restaurant chain in Canada, with 1,578 total units at year-end.